WILMERHALE

August 18, 2006

Mara L. Ransom, Esq. Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628	Graham Robinson +1 212 937 7204 (t) +1 212 2309 8888 (f) graham.robinson@wilmerhale.com

Re:	Savient Pharmaceuticals, Inc. Schedule TO-I filed August 14, 2006 Amendment No. 1 to Schedule TO-I filed August 17, 2006 SEC File No. 5-34455

Dear Ms. Ransom:

On behalf of Savient Pharmaceuticals, Inc. (“Savient”), set forth below are responses to the comments contained in your letter, dated August 17, 2006, to Philip K. Yachmetz of Savient relating to the above-referenced Tender Offer Statement on Schedule TO originally filed on August 14, 2006 (as amended the “Schedule TO”). To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by Savient.

Savient is filing, via EDGAR submission, Amendment No. 2 to the Schedule TO (“Amendment No. 2”) at the same time as we are transmitting this response letter.

Exhibit(a)(1)(A) – Offer to Purchase for Cash

1.	We note your indication that you are offering to purchase shares at a purchase price not greater than $6.80 nor less than $5.80 per share. We note that the range you have set is slightly higher than what the staff has previously considered reasonable. Please advise us as to the basis for whether the range you have set constitutes a reasonable one.

Response: In determining the range within which the purchase price will be determined in the offer, Savient took into account a variety of considerations. These included the terms of precedent "modified Dutch auction" tender offer transactions, including a significant number of transactions where the pre-announcement trading price of the issuer was at a relatively low dollar amount. The closing price of Savient’s common stock on the last full trading day before commencement of the offer was $5.59, which Savient considers to be a relatively low dollar amount. Savient also considered the trading characteristics of Savient’s common stock, including overall liquidity, trading volume history and share price history. Considering all of these factors Savient determined that a range of $6.80 to $5.80 was reasonable.

WILMERHALE

Mara L. Ransom, Esq.
August 18, 2006

Summary Term Sheet, page 1

2.	Under “How many shares is the Company offering to purchase in the tender offer?” please explain what you mean when you indicate that you “may increase the purchase price to allow [you] to purchase such additional shares.” If you mean to say, as you do on page 20, that you may increase the purchase price within the range, in order to allow you to purchase additional shares, please revise to clarify this. If you mean that you may increase the purchase price outside of this range in order to purchase additional shares, please revise to clarify that you will provide notice of such increase and additional time, if necessary.

Response: In Amendment No. 2, Savient has amended the Summary Term Sheet to clarify that the purchase price may be increased, but not above the maximum price of $6.80 per share, to allow Savient to purchase up to an additional 2% of Savient’s outstanding shares.

7. Conditions of the Offer, page 22

3.	A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the reference to “threatened” in the seventh bullet point. Please revise to clarify the conditions in accordance with this comment.

Response: In Amendment No. 2, Savient has amended Section 7 of the Offer to Purchase to provide that the condition will only apply if a covered action, proceeding, application or counterclaim has been threatened in writing. Savient has also made a conforming change to the Summary Term Sheet under the heading “– What are the significant conditions to the Tender Offer?”

14. United States Federal Income Tax Consequences, page 31

4.	We note that you have included a disclaimer referring to IRS Circular 230. We object to the inclusion of this disclaimer because investors must be able to rely on the information contained in your Offer to Purchase. We do not object to a statement that each investor should consult his tax advisor to discuss the tax consequences of owning shares in view of his particular situation. Please revise to remove this disclaimer or tell us why you believe it is necessary.

Response: In Amendment No. 2, Savient has amended Section 14 of the Offer to Purchase to delete the disclaimer referring to IRS Circular 230.

15. Extension of the Tender Offer; Termination; Amendment, page 33

5.	We note your indication that you reserve the right “if any event described in Section 7 has not occurred or has occurred…” Because this language would seem to allow for termination of the offer in circumstances other than a failure of condition, the language appears illusory. Please advise us under what circumstances, other than failure of a condition, you intend to terminate the offer or revise to clarify that you may only terminate the offer upon the failure of a condition.

Response: In Amendment No. 2, Savient has amended Section 15 of the Offer to Purchase to clarify that the offer may be terminated by Savient only if an event described in Section 7 has occurred.

WILMERHALE

Mara L. Ransom, Esq.
August 18, 2006

Exhibit(a)(1)(B) – Letter of Transmittal

6.	Refer to Instruction 9, where you indicate that the stockholder agrees, by tendering shares, “to accept all decisions the Company makes concerning these matters and waives any right the stockholder might otherwise have to challenge [the Company’s reasonable interpretation of the terms of and conditions to the Tender Offer].” We do not disagree with your ability to propose the terms of your offer, however, requiring stockholders to waive their right to challenge these terms would appear to be in conflict with Section 29 of the Securities Exchange Act of 1934. Specifically, please revise to acknowledge that stockholders are not waiving their rights under the federal securities laws or any rule or regulation thereunder.

Response: In Amendment No. 2, Savient has amended Instruction 9 to the Letter of Transmittal to clarify that stockholders are not waiving their rights under the federal securities laws or any rule or regulation thereunder.

*****

In connection with Savient’s responses above, Savient hereby confirms that:

•	Savient is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	Savient may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WILMERHALE

Mara L. Ransom, Esq.
August 18, 2006

If you have any further questions or comments, or if you require any additional information with respect to the Schedule TO-I, please contact the undersigned by telephone at (212) 937-7204 or by facsimile at (212) 230-8888. Thank you for your assistance.

Very truly yours,

/s/ Graham Robinson

Graham Robinson